P.E. 2/1/02


02016013

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FEB 19 2002
340

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Febryary 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC Board of Directors Proposes NT$1.00 Stock Dividend

Science-Based Industrial Park, Hsin-Chu, Taiwan, February 8, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today held a meeting of the Board of Directors, at which the Board adopted a proposal recommending distribution of a dividend of NT$1.00 per common share. The proposal will be discussed and brought to a vote at the Company's annual shareholders' meeting scheduled for May 7, 2002.

TSMC Spokesperson Mr. Harvey Chang noted that, at its meeting, the Board of Directors also:

1. Approved audited financial statements prepared in accordance with generally accepted accounting principles in the Republic of China for the year ended December 31, 2001. Net sales for 2001 were NT$125,888 million and net income was NT$14,483 million, with earnings per share of NT$0.83.

2. Adopted a proposal for the distribution of dividends with respect to income earned in 2001 and prior years. A stock dividend of NT$1.00 per common share will be proposed to the shareholders.

3. Scheduled the 2002 regular shareholders' meeting to be held at 9:00 AM on May 7 (Tuesday).

4. Approved projected normal capital expenditures of NT$8,397 million for 2002. This includes R&D investments, production improvements and information technology updates as the major items.

5. Approved capital expenditures of NT$6,279 million for increasing the Company's installed capacity of 0.15-micron and smaller process geometries, and to enhance the process mix at Fab 6 and Fab 12. Expenditures related to the ongoing expansion of wafer capacity utilizing advanced copper processes is also included.

6. Approved capital expenditures of NT$517.5 million for mechanical and electrical construction, and landscaping and interior design of TSMC's new headquarters facility, in Fab12.

7. Approved an increased investment of US$208 million in TSMC Development, Inc.

("TSMC Development") and WaferTech, LLC ("WaferTech"), through TSMC International Investment Ltd., for the purpose of repaying a portion of existing bank loans to TSMC Development and WaferTech and to increase TSMC Development's working capital.

8. Confirmed the appointment of Dr. Richard L. Thurston as Vice President and General Counsel of TSMC.

# # #

TSMC Spokesperson:

Mr. Harvey Chang

Senior Vice President

Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 6, 2001

By 

Harvey Chang

Senior Vice President & Chief Financial Officer